Exhibit 99

June 16, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)- Issuance of USD 750 Million Senior Unsecured Bonds

Dear Sir,

We wish to inform you that HDFC Bank Limited acting through GIFT City IFSC Banking Unit has completed the issuance of USD 750 Million Senior Unsecured Bonds, today i.e. June 16, 2026.

The details in relation to above mentioned issuance are as follows:

Particulars	Details
Type of Instrument	USD denominated senior unsecured Bonds
Rating	Notes are expected to be rated Baa3 by Moody’s Rating Services and BBB by S&P
Use of proceeds	For banking activities
Size of the Issue	USD 750,000,000
Whether proposed to be listed? If yes, name of the stock exchange(s)	The Notes will be listed on the India International Exchange (IFSC) Limited and NSE IFSC
Tenure of the instrument – date of allotment and date of maturity	Tenure - 5 years Allotment Date- June 24, 2026 Date of Maturity- June 24, 2031
Coupon/interest offered, schedule of payment of coupon/ interest and principal	5.067% per annum payable on June 24 and December 24 each year commencing on December 24, 2026
Charge or security, if any, created over the assets	Unsecured
Ranking	Senior unsecured
Special right/interest/privileges attached to the instrument and changes thereof	N/A
Delay in payment of interest/ principal amount for a period of more than 3 months from the due date or default in payment of interest/ principal	As per the Clauses in the Terms and Conditions of Notes.
Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	N/A
Details of redemption	Redemption at the maturity

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight